25003202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-40081

SEC Mail Processing
APR 24 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Benchmark Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 East 58th Street 17th Floor
(No. and Street)

New York	NY	10155
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Schirripa	212-312-6743	tschirripa@benchmarkcompany.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave. Ste 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Schirripa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Benchmark Company, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOANN ARUANNO
Notary Public, State of New York
Registration #01AR6362979
Qualified In Suffolk County
Commission Expires Aug. 14, 2025

Signature: [signature]

Title:
CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE BENCHMARK COMPANY, LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

As of and for the Year Ended December 31, 2024

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

THE BENCHMARK COMPANY, LLC
SUMMARY OF CONTENTS
DECEMBER 31, 2024
CONFIDENTIAL

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of The Benchmark Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Benchmark Company, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The Benchmark Company, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Benchmark Company, LLC's management. Our responsibility is to express an opinion on The Benchmark Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Benchmark Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as The Benchmark Company, LLC's auditor since 2024.

Maitland, Florida

April 22, 2025

THE BENCHMARK COMPANY, LLC
(Confidential)
STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$1,828,316
Deposit with clearing broker	100,000
Commissions receivable (clearing)	1,355,394
Other receivable (clearing)	2,252,909
Banking and research receivable	2,406,971
Securities owned, at fair market value	14,298,872
Furniture and equipment (net of accumulated depreciation)	109,811
Other assets	392,830
Total assets	$22,745,103

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$1,038,506
Compensation payable	3,977,307
Deferred revenue	1,253,391
Total Liabilities	6,269,204
Member's equity	16,475,899
Total liabilities and member's equity	$22,745,103

The accompanying notes are an integral part of this statement

THE BENCHMARK COMPANY, LLC
(Confidential)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Organization and Summary of Significant Accounting Polices

Organization and Business

The Benchmark Company, LLC (the "company") is a single member LLC incorporated in Delaware on June 22, 1988. The company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all transactions introduced to and executed, cleared and are settled on behalf of the customers at the clearing firm. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of the customers' confirmations and statements and maintenance margin requirements under the Act and the Rules of the Self-Regulatory Organizations of which the Company is a member. Under the terms of the clearing agreement The Company is required to maintain certain minimum amounts noted as deposits. The current deposit at clearing firm as of December 31, 2024, is $100,000.

Basis of Accounting

The Company's financial statements are prepared in accordance with United States generally accepted accounting principles (GAAP). These principals are regulated by Financial Accounting Standards Board (FASB). In accordance the Company records securities transactions and related revenue and expenses on a trade-date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock), are recorded at fair value and related changes in fair value are reflected in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with original maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, The Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Transactions

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis in the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair market value				
US Treasury Bills	$10,962,620	0	0	$10,962,620
Common stocks, ETF's and MM	3,336,252	0	0	3,336,252
Warrants and rights	0	0	0	0
Preferred stocks	0	0	0	0
	$14,298,872	0	0	$14,298,872
Securities sold, at fair market value				
Common stocks, ETF's and MM	$ 0	0	0	$ 0
Warrants and rights	0	0	0	0
Preferred stocks	0	0	0	0
	$ 0	0	0	$ 0

Receivable and Payable to Clearing Brokers

Receivables from and payables to Clearing Broker generally include commissions and fees related to securities transactions and amounted to $2,342,764 at December 31,2024

Other Assets
Other assets consist of prepaid expenses and leasehold security deposits.

Accounts Payable, Accrued Expenses
Accounts payable and accrued expenses are primarily the amounts due for day-to-day operations; such amounts include market data, communications, clearance, travel and entertainment, and other miscellaneous operational costs.

Compensation Payable
Compensation payable represents amounts owed to brokers not yet paid for commission and investment banking business generated.

Loan Payable
Loan payable is an SBA covid-19 EIDL loan. This loan was taken during covid period and had a 30-year term at 3.75%. After 30-month grace period payments begin. The Company's 30-month grace period ended in January 2023. This loan was fully paid off in 2024.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five-step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.
Revenue from contracts with customers includes investment banking revenue and brokerage services revenue excluding principal transactions. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of principal activities from which the Company generates its revenue.

• Significant Judgements. Revenue from contracts with customers includes commission income, fees from investment banking and capital markets advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance of FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the company immediately expenses these costs.

• M&A Advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that the performance obligation is complete (the closing date of the transaction) or the contract is cancelled. However, for certain contracts revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers are reflected as contract liabilities. The Company does collect and has deferred a portion of these amounts which are subject to a success fee and will adjust to revenue as fees are earned or completion of the service period. As of December 31, 2024, the amount deferred is $1,253,392

Commissions:

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and risks and rewards of ownership of the securities have been transferred to/from the customer.

Commissions revenues are generally paid on settlement date and the Company records a receivable between trade-date and payment on settlement date. The Company permits institutional

customers to allocate a portion of their commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as "soft dollar arrangements". The Company also offers institutional clients the ability to allocate a portion of their gross commissions incurred on trades executed with various clearing brokers to pay for research products and other services provided by third parties by entering into commission sharing arrangements. The Company acts as an agent in the soft dollar and commission sharing arrangements as the customer controls the use of the soft dollars and directs payments to third-party service providers on its behalf. Accordingly, amounts allocated to soft dollar arrangements are consider expense and are recorded on trade date as such. Commissions on soft dollar brokerage are recorded net of the related expenditures as a firm liability.

• Riskless Principal Transactions. Riskless Principal transaction revenues include net trading amounts from principal trades facilitated by the Company. At the time of a trade both sides are identified, and the firm is not at risk. Revenue is booked on a trade date basis and only after performance obligations are complete.

• Proprietary trading. The firm maintains proprietary trading accounts for which investments are made and positions held. These accounts take in securities thru cashless exercises and warrant exercises. Trading in these accounts are recorded at there fair market value. Revenue is recognized when securities mature or when the sale of security has traded.

• Research Fees. Research fees are for research performed by the firm for a fee to institutional customers. Revenue is recognized when all performance obligations are satisfied, which is the date of payment receipt.

• Interest Income. Interest is earned from United States Treasury Bills as well as balances maintained at clearing firm and corporate bank accounts. Treasury bill interest is recognized at redemption of bill.

Property, Equipment and Depreciation

The Company records furniture and equipment at cost. The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated useful lives of the assets ranging from three to ten years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was 25,089.

Income Taxes

The Company is a single member limited liability company, and as such is disregarded for income tax purposes. That being the case the company did elect the New York State Pass-Through Entity Tax (PTET). As such there is a New York State tax deduction expensed of $2,018,784. The Company is also subject to New York City unincorporated business. Amounts due under this tax is included in provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation

processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces members' equity. However, the Company's conclusions regarding this policy may be subject to review and adjustment later based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

401(k) Savings Plan

Employees of the Company can elect to participate in a 401(k) defined contribution retirement savings plan. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company currently does not match employee contributions.

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. On December 31, 2024, the Company has net capital and net capital requirements of $14,207,280 and $341,852 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .44 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The Company's securities are classified as level 1 securities as of December 31, 2024.

In accordance with FASB Accounting Standards Update No. 2010-06, the Company did not have any significant transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2024.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment banking. The Company has identified its president as the chief operating decision maker("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 16), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw capital. The Company's operation constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the

Company as a whole. The accounting polices used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Commitments and Related Party Transactions

The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commitment date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are the practical expedients, the hindsight expedient, combing lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections; (i) not to reassess historical lease classifications, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of lease payment. This election relieves the Company from obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term lease, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company is currently renting on a month-to-month basis. The Company elected not to apply the recognition requirements to leases classified as short-term.

The Company leased office space under operating leases utilizing ROU asset and liability for the lease.. These leases have expired. The Company at the time of the lease obligation calculation onset used the daily Treasury yield which average 2.50% for 2019.

The components of lease expense for the year ended December 31, 2024, were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$ 236,487
Interest on operating lease liabilities	2,924
Total operating lease costs	$ 239,411

Total rental expense of $559,735 including the expired lease and month-to-month lease, was charged to operations during the year ended December 31, 2024. The current lease is month-to-month.

Litigation Matters

The Company is subject to three litigation matters. One for employment practices and two which are security class action matters. One of the class action matters was settled in the first quarter of 2025 for a nominal amount. Management has reviewed and discussed these matters with counsel. The Company believes it has meritorious defenses and intends to vigorously defend itself in these matters. It is not feasible to predict the final outcomes at the present time and no liability is recorded.

Financial Instruments, Off Balance Sheet Risks and Contingencies

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has a substantial portion of its assets on deposit with banks and clearing brokers. Assets deposited with banks and clearing brokers are subject to credit risk. In the event of a bank's or clearing broker's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits. As of December 31, 2024, the Company had $1,578,316 of cash in excess of the federally insured amount of $250,000 per bank.

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value. Securities owned or sold, but not yet purchased are valued at fair value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.

THE BENCHMARK COMPANY, LLC
(Confidential)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Subsequent Events

On March 11, 2025, The Company has signed an agreement to which it will be acquired by StoneX Group Inc. The transaction is currently subject to regulatory approval. The transaction is expected to close within the next six months.